The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission, and is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 7, 2000

PROSPECTUS_SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 15, 1999)

                                 $1,500,000,000

                                     [LOGO]

                                 CONAGRA, INC.
                                 % NOTES DUE 2005
                                 % NOTES DUE 2010
                                 % NOTES DUE 2030
                                 -------------

    We will pay interest on the notes on       and       of each year, beginning
on       , 2001. The 2005 notes will mature on       , 2005, the 2010 notes will
mature on       , 2010 and the 2030 notes will mature on       , 2030. We may
not redeem the notes before maturity.

    When we use the word "notes" in the prospectus supplement, we refer to the 2005 notes, 2010 notes and the 2030 notes together unless the context suggests otherwise. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. The notes are unsecured and rank equally with our unsecured senior indebtedness.

                               ------------------

                                                            PUBLIC
                                                           OFFERING     UNDERWRITING   PROCEEDS TO
                                                           PRICE(1)       DISCOUNT     CONAGRA(2)
                                                        --------------  ------------  -------------
Per note due 2005.....................................        %              %              %
  Total...............................................        $              $              $
Per note due 2010.....................................        %              %              %
  Total...............................................        $              $              $
Per note due 2030.....................................        %              %              %
  Total...............................................        $              $              $
Combined Total........................................        $              $              $

       (1) Plus accrued interest from       , 2000, if settlement occurs after
           that date

       (2) Before deduction of expenses payable by ConAgra

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through the The
Depository Trust Company on or about       , 2000.

                               ------------------

                              MERRILL LYNCH & CO.

CHASE SECURITIES INC.                                       SALOMON SMITH BARNEY

BANC OF AMERICA SECURITIES LLC        BANC ONE CAPITAL MARKETS, INC.        J.P.
                                  MORGAN & CO.

ABN AMRO INCORPORATED            BNP PARIBAS           DEUTSCHE BANC ALEX. BROWN

HSBC              RBC DOMINION SECURITIES CORPORATION             SCOTIA CAPITAL

                  TD SECURITIES        WACHOVIA SECURITIES, INC.

                               ------------------

            The date of this prospectus supplement is        , 2000.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                             -----------
                                                 PROSPECTUS SUPPLEMENT
Recent Events..............................................................................................         S-3
Ratio of Earnings to Fixed Charges.........................................................................         S-3
Use of Proceeds............................................................................................         S-3
Capitalization.............................................................................................         S-4
Selected Consolidated Financial Data.......................................................................         S-5
Description of the Notes...................................................................................         S-6
Underwriting...............................................................................................         S-8
Legal Matters..............................................................................................         S-9

                                                       PROSPECTUS
Available Information......................................................................................           3
Incorporation of Certain Information By Reference..........................................................           3
Certain Forward Looking Statements.........................................................................           4
The Company................................................................................................           4
Use of Proceeds............................................................................................           5
Description of Debt Securities.............................................................................           5
Global Securities..........................................................................................          12
Plan of Distribution.......................................................................................          14
Experts....................................................................................................          16
Legal Matters..............................................................................................          16

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                 RECENT EVENTS

    On August 24, 2000, ConAgra acquired International Home Foods for approximately 41 million shares of ConAgra common stock and $825 million cash and the assumption of approximately $1.3 billion in International Home Foods' debt. International Home Foods' significant established brands include Chef Boyardee pasta products, PAM cooking spray, Bumble Bee seafood and Gulden's mustard.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

                                                                                               FISCAL YEARS ENDED MAY
                                                                                 --------------------------------------------------
                                                                                    2000         1999         1998         1997
                                                                                 -----------  -----------  -----------  -----------
Ratio of Earnings to Fixed Charges.............................................         2.4          2.4          3.1          3.2


                                                                                    1996
                                                                                 -----------
Ratio of Earnings to Fixed Charges.............................................         1.9

    In ConAgra's fiscal year ended May 26, 1996, pre-tax income includes restructuring charges of $507.8 million. Excluding these charges, the ratio of earnings to fixed charges for 1996 was 3.0.

    In ConAgra's fiscal year ended May 30, 1999, pre-tax income includes restructuring charges of $440.8 million. Excluding the charges, the ratio of earnings to fixed charges for 1999 is 3.3.

    In ConAgra's fiscal year ended May 28, 2000, pre-tax income includes restructuring and restructuring-related charges of $621.4 million. Excluding the charges, the ratio of earnings to fixed charges for 2000 is 3.7.

    For purposes of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges. Fixed charges, for the purpose of computing earnings, are adjusted to exclude interest capitalized. Fixed charges include interest on both long- and short-term debt (whether the interest is expensed or capitalized and including interest charged to cost-of-goods sold) and a portion of non-cancelable rental expense representative of the interest factor. The ratio is computed using the amounts for ConAgra as a whole, including its majority-owned subsidiaries, whether or not consolidated, and its proportionate share of any 50%-owned subsidiaries, whether or not ConAgra guarantees obligations of the subsidiaries.

                                USE OF PROCEEDS

    The net proceeds to be received by us from the offering, after deducting the underwriting discount and estimated expenses, are estimated to be approximately
$       . The net proceeds will be used for general corporate purposes, including the reduction of outstanding borrowings under short-term credit facilities with maturities of less than six months which bear interest at a rate of between 6.7% and 6.8% per annum.

                                 CAPITALIZATION

    The following table sets forth ConAgra's historical long-term indebtedness and capitalization at May 28, 2000 and as adjusted at such date, to give effect to the acquisition of International Home Foods, Inc. on August 24, 2000 as if the acquisition had occurred on May 28, 2000 and the sale of the notes pursuant to this offering. You should read this table in conjunction with the historical financial statements and accompanying notes that ConAgra has included in its annual report on Form 10-K for the year ended May 28, 2000 and current reports on Form 8-K, dated August 24, 2000 and September 5, 2000, all of which are incorporated by reference into the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                      AT MAY 28, 2000
                                            -------------------------------------------------------------------
                                                        INTER-
                                                       NATIONAL
                                             CONAGRA     HOME      ADJUST-     COM-      ADJUST-        AS
                                             ACTUAL      FOODS    MENTS(1)   BINED(1)    MENTS(2)   ADJUSTED(2)
                                            ---------  ---------  ---------  ---------  ----------  -----------
                                                                       (IN MILLIONS)
Senior long-term debt, excluding current
  installments............................  $ 1,816.8  $   962.7  $   909.6  $ 3,689.1  ($ 1,500.0)  $ 2,189.1
Senior notes offered hereby...............         --         --         --         --     1,500.0     1,500.0
Subordinated debt.........................      750.0         --         --      750.0          --       750.0
Preferred securities of subsidiary
  company.................................      525.0         --         --      525.0          --       525.0

Common stockholders' equity
  Common stock of $5 par value, authorized
    1,200,000,000 shares; issued
    524,137,617...........................    2,620.7         .8      204.3    2,825.8          --     2,825.8
  Additional paid-in capital..............      147.5       66.4      604.4      818.3          --       818.3
  Retained earnings.......................    1,420.7      193.4     (193.4)   1,420.7          --     1,420.7
  Foreign currency translation
    adjustment............................     (103.1)      (3.4)       3.4     (103.1)         --      (103.1)
  Less treasury stock, at cost, common
    shares of 31,925,505..................     (760.2)     (57.2)      57.2     (760.2)         --      (760.2)
                                            ---------  ---------  ---------  ---------  ----------   ---------
                                              3,325.6      200.0      675.9    4,201.5          --     4,201.5
Less unearned restricted stock and value
  of 15,246,068 common shares held in
  Employee Equity Fund....................     (361.5)        --         --     (361.5)         --      (361.5)
                                            ---------  ---------  ---------  ---------  ----------   ---------
Total common stockholders' equity.........    2,964.1      200.0      675.9    3,840.0          --     3,840.0
                                            ---------  ---------  ---------  ---------  ----------   ---------
                                            $ 6,055.9  $ 1,162.7  $ 1,585.5  $ 8,804.1          --   $ 8,804.1
                                            =========  =========  =========  =========  ==========   =========

------------------------

(1) As adjusted to give effect to the acquisition of International Home Foods.

(2) As adjusted to give effect to the sale of the notes offered hereby.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected historical financial data in conjunction with the historical financial statements and accompanying notes that ConAgra has included in its annual report on Form 10-K for the year ended
May 28, 2000. The annual report on Form 10-K is incorporated by reference herein. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                     FISCAL YEARS ENDED MAY
                                                   ----------------------------------------------------------
                                                    2000(1)     1999(2)       1998        1997      1996(3)
                                                   ----------  ----------  ----------  ----------  ----------
                                                            (IN MILLIONS EXCEPT FOR PER SHARE DATA)
Net sales........................................  $ 25,385.8  $ 24,594.3  $ 24,219.5  $ 24,445.2  $ 24,321.3
After-tax income from continuing operations and
  before cumulative effect of changes in
  accounting.....................................       413.0       358.4       641.8       637.9       211.8
Net income.......................................       413.0       358.4       627.0       637.9       211.8
Basic income per share
  Continuing operations and before cumulative
    effect of changes in accounting..............  $      .87  $      .76  $     1.38  $     1.36  $      .43
Net income.......................................  $      .87  $      .76  $     1.35  $     1.36  $      .43
Diluted income per share
  Continuing operations and before cumulative
    effect of changes in accounting..............  $      .86  $      .75  $     1.35  $     1.34  $      .43
Net income.......................................  $      .86  $      .75  $     1.32  $     1.34  $      .43
Cash dividends declared per share of common
  stock..........................................  $    .7890  $    .6918  $    .6050  $    .5275  $    .4600
Total assets.....................................  $ 12,295.8  $ 12,146.1  $ 11,808.5  $ 11,451.8  $ 11,364.2
Senior long-term debt (noncurrent)...............     1,816.8     1,793.1     1,753.5     1,628.5     1.536.3
Subordinated long-term debt (noncurrent).........       750.0       750.0       750.0       750.0       750.0
Preferred securities of subsidiary company.......       525.0       525.0       525.0       525.0       525.0

------------------------

(1) 2000 includes restructuring and restructuring related charges of $621.4 million before tax ($385.3 million after tax). If these charges were excluded, basic earnings per share for fiscal 2000 would be $1.68 and diluted earnings per share would be $1.67.

(2) 1999 includes restructuring charges of $440.8 million before tax
    ($337.9 million after tax). If these charges were excluded, basic earnings per share for fiscal 1999 would be $1.48 and diluted earnings per share would be $1.46.

(3) 1996 includes restructuring charges of $507.8 million before tax
    ($356.3 million after tax). If these charges were excluded, basic earnings per share for fiscal 1996 would be $1.19 and diluted earnings per share would be $1.17.

                            DESCRIPTION OF THE NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE PROSPECTUS UNDER THE CAPTION "DESCRIPTION OF DEBT SECURITIES".

GENERAL

    The notes consist of three series of Debt Securities under the Indenture dated as of October 8, 1990 between ConAgra and The Chase Manhattan Bank, as trustee, which is more fully described in the accompanying prospectus. You can find definitions for some of the capitalized terms in the accompanying prospectus.

    The 2005 notes will mature on       , 2005, the 2010 notes will mature on
      , 2010 and the 2030 notes will mature on       , 2030. The notes will bear
interest at the rates set forth on the cover page of this prospectus supplement,
payable semi-annually on             and             , commencing             ,
2001, to the registered holders thereof on the preceding       or       , as the
case may be.

    We may not redeem the notes prior to maturity, and the notes will not have the benefit of a sinking fund.

BOOK-ENTRY NOTES

    The notes will be issued as Global Securities. See "Description of Debt Securities--Global Securities" in the accompanying prospectus. The Depository Trust Company, New York, New York (the "Depository" or "DTC") will be the Depository with respect to the notes. The notes will be issued as fully registered securities in the name of Cede & Co., the Depository's partnership nominee, and will be deposited with the Depository.

    The Depository has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its participants deposit with it and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Payments with respect to the global notes will be made by a paying agent appointed by us to DTC or any successor depositary, or its nominee. ConAgra expects that any such depositary, or its nominee, upon receipt of any payment of principal or of interest on the global notes will credit the accounts of its participants with payments in amounts proportionate to such participants' ownership interest in the global notes. Beneficial owners of the notes, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the participants. Consequently, any payments to beneficial owners of the notes will be subject to the terms, conditions, and time of payment required by the depositary, the participants and indirect participants, as applicable.

    ConAgra expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants and indirect participants. Neither ConAgra, the trustee for the notes, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal and interest on the notes. Participants and indirect participants with which beneficial owners of the notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the notes. Accordingly, although beneficial owners of the notes will not possess certificated notes, we expect that beneficial owners should receive payments and should be able to transfer their interests.

    Since it is anticipated that the only holder of the notes will be the depositary or its nominee, beneficial owners of the notes will not be recognized as holders of the notes under the indenture unless certificated definitive notes are issued. So long as the notes are represented by the global notes, beneficial owners of the notes will only be permitted to exercise the rights of holders of the notes indirectly through the participants who in turn will exercise such rights through the depositary.

    If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by ConAgra within 90 days, ConAgra will issue individual notes in definitive form in exchange for the global notes representing the notes. In addition, ConAgra may at any time and in its sole discretion determine not to have the notes represented by the global notes and, in such event, will issue individual notes in definitive form in exchange for the global notes representing the notes. Furthermore, if ConAgra so specifies with respect to the notes, an owner of a beneficial interest in the global notes representing notes may, on terms acceptable to ConAgra, the trustee and the depositary, receive individual notes of such series in exchange for such beneficial interests.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the notes will be made by ConAgra in immediately available funds. The notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds.

                                  UNDERWRITING

    We intend to offer the notes through the underwriters. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal respective amount of the notes listed opposite their names below.

                                                                    PRINCIPAL       PRINCIPAL       PRINCIPAL
                                                                  AMOUNT OF 2005  AMOUNT OF 2010  AMOUNT OF 2030
             UNDERWRITER                                              NOTES           NOTES           NOTES
----------------------------------------------------------------  --------------  --------------  --------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................        $               $               $
Chase Securities Inc............................................
Salomon Smith Barney Inc........................................
Banc of America Securities LLC..................................
Banc One Capital Markets, Inc...................................
J.P. Morgan Securities Inc......................................
ABN AMRO Incorporated...........................................
Deutsche Banc Securities Inc....................................
HSBC Securities (USA) Inc.......................................
Paribas Corporation.............................................
RBC Dominion Securities Corporation.............................
Scotia Capital (USA) Inc........................................
TD Securities (USA) Inc.........................................
Wachovia Securities, Inc........................................
                                                                  -------------   -------------   -------------
          Total.................................................        $               $               $
                                                                  =============   =============   =============

    The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in
excess of .      % of the principal amount of the 2005 notes, .  % of the
principal amount of the 2010 notes and . % of the principal amount of the 2030 notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of . % of the principal amount of the 2005 notes, . % of the principal amount of the 2010 notes and . % of the principal amount of the 2030 notes, respectively, to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The expenses of offering, not including the underwriting discount, are
estimated to be $            and are payable by us.

NEW ISSUE OF NOTES

    The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

    In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions may consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other banking or commercial dealings in the ordinary course of business with us. The Chase Manhattan Bank, which acts as trustee under the Indenture, is an affiliate of Chase
Securities Inc., one of the underwriters.

                                 LEGAL MATTERS

    The validity of the notes have been passed upon for ConAgra by McGrath, North, Mullin & Kratz, P.C., Omaha, Nebraska 68102.

    Certain legal matters relating to the notes have been passed upon for the underwriters by Davis Polk & Wardwell, New York, New York 10017.

PROSPECTUS

                                 $1,665,000,000

                                 CONAGRA, INC.

                                DEBT SECURITIES

                                ----------------

    We may offer and sell up to $1,665,000,000 of debt securities ("Debt Securities") under this Prospectus.

    We will describe in a Prospectus Supplement, which must accompany this Prospectus, the Debt Securities we are offering and selling, as well as the specific terms of the Debt Securities. These terms may include:

-  Maturity                            -  Payment Currency
-  Interest Rate                       -  Purchase Price
-  Redemption Terms                    -  Amount Payable at Maturity

    You should read this Prospectus and the Prospectus Supplement carefully before you invest.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    We may offer the Debt Securities in amounts, at prices and on terms determined at the time of offering. We may sell the Debt Securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the Debt Securities, we will name them and describe their compensation in a Prospectus Supplement.

                The date of this Prospectus is January 15, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Available Information.......................................      3

Incorporation of Certain Documents by Reference.............      3

Certain Forward Looking Statements..........................      4

The Company.................................................      4

Use of Proceeds.............................................      5

Description of the Debt Securities..........................      5

Global Securities...........................................     12

Plan of Distribution........................................     14

Experts.....................................................     16

Legal Matters...............................................     16

    You should rely only on the information contained in this Prospectus, in the accompanying Prospectus Supplement and in material we file with the Securities and Exchange Commission (the "SEC"). We have not authorized anyone to provide you with any other information that is different. We are offering to sell, and seeking offers to buy, the securities described in the Prospectus only where offers and sales are permitted. The information contained in this Prospectus, the Prospectus Supplement and our filings with the SEC is accurate only as of its date, regardless of the time of delivery of this Prospectus and the Prospectus Supplement or of any sale of the securities.

                             AVAILABLE INFORMATION

    We have filed this Prospectus as part of a registration statement on Form S-3 with the SEC. The Registration Statement contains exhibits and other information that are not contained in this Prospectus. Our descriptions in this Prospectus of the provisions of documents filed as an exhibit to the Registration Statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the contents of the documents, you should obtain the documents yourself by following the procedures described below.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement that contains this Prospectus, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We "incorporate by reference" into this Prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered part of this Prospectus and information that we file subsequently with the SEC will automatically update and supersede information contained in this Prospectus and the accompanying Prospectus Supplement. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the Registration Statement that contains this Prospectus and prior to the time that we sell all the securities offered by this Prospectus:

    - Annual Report on Form 10-K for the year ended May 31, 1998 with Items 7 and 8 therein and Schedule II and Exhibit 11 thereto as restated in Current Report on Form 8-K dated September 29, 1998;

    - Current Report on Form 8-K dated September 29, 1998; and

    - Quarterly Reports on Form 10-Q for the quarters ended August 30, 1998 and November 29, 1998.

    You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

       Investor Relations Department
       ConAgra, Inc.
       One ConAgra Drive
       Omaha, Nebraska 68102-5001
       (402) 595-4157

                       CERTAIN FORWARD LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements, including such statements in the documents incorporated herein by reference. The statements reflect management's current views and estimates of future economic circumstances, industry conditions, our performance and financial results. The statements are based on many assumptions and factors including availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in such assumptions or factors could produce significantly different results.

                                  THE COMPANY

    We are a diversified international food company operating across the food chain in three industry segments: Food Inputs & Ingredients, Refrigerated Foods, and Grocery & Diversified Products.

    In the Food Inputs & Ingredients segment, our major crop inputs business distributes crop protection chemicals, fertilizers and seeds at wholesale and retail levels. In the ingredients sector, we primarily process, distribute and trade ingredients for food products and meat and poultry production. Our ingredient processing businesses include flour, oat and dry corn milling, tortilla manufacturing, barley malting, and specialty food ingredient manufacturing and marketing. We internationally trade grain, dry edible beans and peas, fertilizer and other commodities. We have Food Inputs & Ingredients operations in Canada, Australia, Europe, Asia and Latin America, as well as in the U.S.

    In the Refrigerated Foods segment, we produce and market branded processed meats and deli meats, fresh meat, poultry products, cheese products, tablespreads and dessert toppings for retail, foodservice and export markets. Our processed meat products include hot dogs, bacon, ham, sausages, cold cuts, turkey products and kosher products. Our fresh meat products include beef, pork and lamb. Our poultry businesses include chicken and turkey products. Refrigerated Foods brands include Armour, Butterball, Cook's, County Line, Country Pride, Decker, Eckrich, Blue Bonnet, Fleischmann's, Healthy Choice, Hebrew National, Parkay and Swift Premium. We own Australia Meat Holdings
Pty Ltd., a major Australian beef processor and exporter.

    In the Grocery & Diversified Products segment, we produce shelf-stable and frozen foods for retail and foodservice markets. Shelf-stable products include tomato products, cooking oils, popcorn, soup, puddings, meat snacks, canned beans, cocoa mixes, peanut butter and ethnic products. Frozen foods include dinners, entrees, potato products, snacks, and seafood. Grocery & Diversified Products brands include Act II, Banquet, Healthy Choice, Hunt's, La Choy, Marie Callender's, Orville Redenbacher's, Peter Pan, Slim Jim, Snack Pack, Swiss Miss, Van Camp's and Wesson.

    Acquisitions have contributed substantially to our sales and earnings growth, both in the years of acquisition and in subsequent years. Major acquisitions have included United Agri Products, Banquet Foods, Country Pride Foods, Peavey Company, Monfort of Colorado, the Morton, Chun King and Patio frozen foods businesses, SIPCO (formerly Swift Independent Packing Company), the assets of Armour Food Company, Pillsbury's grain merchandising business, eight U.S. flour mills acquired from International Multifoods, Beatrice Company, the assets of Elders' beef, malt and wool business in Australia, Golden Valley Microwave Foods, Universal Frozen Foods, MC Retail Foods, Van Camp's canned bean and Wolf Brand chili businesses, Canada Malting Company, Gilroy Foods, GoodMark Foods and Nabisco's margarine and egg substitute businesses. We anticipate that we will continue to grow internally and through acquisitions.

    We are a Delaware corporation with executive offices located at One ConAgra Drive, Omaha, Nebraska 68102-5001, telephone (402) 595-4000.

                                USE OF PROCEEDS

    Unless the applicable Prospectus Supplement states otherwise, the net proceeds from the sale of the Debt Securities will be added to our general funds and may be used to:

    - meet our working capital requirements;

    - fund capital expenditures;

    - repay commercial paper;

    - repay loans under bank credit agreements; and

    - repay other short and intermediate term borrowings.

    Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

    Our Debt Securities will be issued under an indenture (the "Indenture"), dated as of October 8, 1990, between us and The Chase Manhattan Bank as trustee (the "Trustee"). The Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part. The following is a summary of certain provisions of the Indenture and does not purport to be complete. Because the following is only a summary of the Indenture and the Debt Securities, it does not contain all information that you may find useful. For further information about the Indenture and the Debt Securities, you should read the Indenture. We refer to the Debt Securities we are offering under this Prospectus and the accompanying Prospectus Supplement as the "Offered Debt Securities." As used in this Prospectus, the terms we, us and our means ConAgra, Inc.

GENERAL

    The Indenture does not limit the amount of debentures, notes or other evidences of indebtedness that we may issue under the Indenture. Debt Securities may be issued under the Indenture from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies. Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the applicable Prospectus Supplement. The Debt Securities will constitute unsecured obligations of ours and will rank pari passu with all our other unsecured and unsubordinated obligations.

    You should look in the Prospectus Supplement for the following terms of the Offered Debt Securities:

    - the designation of the Offered Debt Securities;

    - the aggregate principal amount of the Offered Debt Securities;

    - the currency or currency units based on or relating to currencies in which the Offered Debt Securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable;

    - the price at which the Offered Debt Securities will be issued;

    - the date or dates on which the Offered Debt Securities will mature and the right, if any, to extend such dates or dates;

    - the rate or rates (or the method by which such rate will be determined) at which the Offered Debt Securities will bear interest, if any, and the dates on which any such interest will be payable;

    - the place or places where the principal of, interest and premium, if any, on the Offered Debt Securities will be payable;

    - the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which, the Offered Debt Securities may be redeemed, in whole or in part, at our option or at your option;

    - whether the Offered Debt Securities will be issued in registered form or bearer form and, if Offered Debt Securities in bearer form are issued, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Offered Debt Securities in bearer form;

    - whether and under what circumstances we will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether we will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

    - provisions for a sinking, or purchase or analogous fund; and

    - any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to Offered Debt Securities, and any terms which may be required by or advisable under United States laws or regulations.

    You may present Debt Securities for exchange and you may present registered Debt Securities for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. We will provide you those services without charge, although you may have to pay any tax or other governmental charge payable in connection with any exchange or transfer, as set forth in the Indenture. Debt Securities in bearer form and any related coupons will be transferable by delivery.

    Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

    We may issue Debt Securities with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices or indices. You may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, security or basket of securities, commodity or index. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities or indices to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

    There are no covenants or other specific provisions in the Indenture to afford protection to you in the event of a highly leveraged transaction or a change in control of ConAgra, except to the limited extent described under the headings Certain Covenants--Limitations on Liens, Certain Covenants--Limitation on Sale and Lease-Back Transactions and Consolidation, Merger, Conveyance or Transfer below. Such covenants or provisions are not subject to waiver by our Board of Directors without the consent of the holders of not less than a majority in principal amount of the Debt Securities of each series as described under "Modification of Indenture" below.

CERTAIN COVENANTS

    The restrictions described in this section apply to the Offered Debt Securities unless the Prospectus Supplement states otherwise. The following definitions from the Indenture are used in this section of the Prospectus:

    The Indenture defines "Attributable Debt" as the present value, determined as set forth in the Indenture, of the obligation of a lessee for rental payments for the remaining term of any lease.

    The Indenture defines "Consolidated Subsidiary" and "Consolidated Subsidiaries" to mean a subsidiary or subsidiaries of ours the accounts of which are consolidated with ours in accordance with generally accepted accounting principles.

    The Indenture defines "Funded Indebtedness" as all Indebtedness of a corporation which would, in accordance with generally accepted accounting principles, be classified as funded indebtedness, but in any event including all Indebtedness, whether secured or unsecured, of such corporation having a final maturity (or renewable or extendable at the option of such corporation for a period ending) more than one year after the date as of which Funded Indebtedness is to be determined.

    The Indenture defines "Indebtedness" as any and all of our obligations for money borrowed which in accordance with generally accepted accounting principles would be reflected on our balance sheet as a liability as of the date of which Indebtedness is to be determined.

    The Indenture defines "Lien" as any mortgage, pledge, security interest or other lien or encumbrance.

    The Indenture defines "Net Tangible Assets" as the total amount of assets of a corporation, both real and personal (excluding licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, experimental or organizational expense and other like intangibles, treasury stock and unamortized discount and expense) less the sum of:

    - all reserves for depletion, depreciation, obsolescence and/or amortization of such corporation's property (other than those excluded as provided above) as shown by the books of such corporation (other than general contingency reserves, reserves representing mere appropriations of surplus and reserves to the extent related to intangible assets which have been excluded in calculating Net Tangible Assets as described above); and

    - all indebtedness and other current liabilities of such corporation other than Funded Indebtedness, deferred income taxes, reserves which have been deducted pursuant to the above bullet point, general contingency reserves and reserves representing mere appropriations of surplus and liabilities to the extent related to intangible assets which have been excluded in calculating Net Tangible Assets as provided above.

    The Indenture defines "Principal Property" to mean, as of any date, any building structure or other facility together with the underlying land and its fixtures, used primarily for manufacturing, processing or production, in each case located in the United States, and owned or leased or to be owned or leased by us or any Consolidated Subsidiary, and in each case the net book value of which as of such date exceeds 2% of our Net Tangible Assets and those of our Consolidated Subsidiaries as shown on the audited consolidated balance sheet contained in our latest annual report to our stockholders, other than any such land, building, structure or other facility or portion thereof which, in the opinion of our Board of Directors, is not of material importance to the business conducted by us and our Consolidated Subsidiaries, considered as one enterprise.

    The Indenture defines "Sale and Lease-Back Transactions" as any arrangement with any person (other than us) providing for the leasing by us or a Consolidated Subsidiary of any Principal Property

(except for temporary leases for a term of not more than three years), that any of our Consolidated Subsidiaries have sold or transferred or are about to sell or transfer to such person.

    LIMITATION ON LIENS

    The Indenture states that, unless the terms of any series of Debt Securities provide otherwise, we will not and we will not permit any Consolidated Subsidiary to issue, assume or guarantee any Indebtedness secured by a Lien upon or with respect to any Principal Property or on the capital stock of any Consolidated Subsidiary that owns Principal Property unless:

    - we provide that the Offered Debt Securities will be secured by such Lien equally and ratably with any and all other obligations and indebtedness secured thereby; or

    - the aggregate amount of all of our Indebtedness and of the Indebtedness of our Consolidated Subsidiaries, together with all Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time (with the exception of transactions which are not subject to the limitation described in "Limitation on Sale and Lease-Back Transactions" below), does not exceed 10% of our Net Tangible Assets and those of the Consolidated Subsidiaries, as shown on the audited consolidated balance sheet contained in our latest annual report to our stockholders.

    This limitation on liens will not apply to:

    - any Lien existing on any Principal Property on October 8, 1990;

    - any Lien created by a Consolidated Subsidiary in our favor or in favor of any wholly-owned Consolidated Subsidiaries;

    - any Lien existing on any asset of any corporation at the time such corporation becomes a Consolidated Subsidiary or at the time such corporation is merged or consolidated with or into us or a Consolidated Subsidiary;

    - any lien on any asset which exists at the time of the acquisition of the asset;

    - any lien on any asset securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring or improving such asset, if such Lien attaches to such asset concurrently with or within 180 days after its acquisition or improvement;

    - any Lien incurred in connection with pollution control, industrial revenue or any similar financing; or

    - any refinancing, extension, renewal or replacement of any of the Liens described under the heading Limitations on Liens if the principal amount of the Indebtedness secured thereby is not increased and is not secured by any additional assets.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

    The Indenture states that, unless the terms of any series of Debt Securities provide otherwise, neither we nor any Consolidated Subsidiary may enter into any Sale and Lease-Back Transaction. Such limitation will not apply to any Sale and Lease-Back Transaction if:

    - the net proceeds to us or such Consolidated Subsidiary from the sale or transfer equals or exceeds the fair value (as determined by our Board of Directors) of the property so leased;

    - we or such Consolidated Subsidiary would be entitled to incur Indebtedness secured by a Lien on the property to be leased as described under the heading Limitation on Liens above; or

    - within 90 days of the effective date of any such Sale and Lease-Back Transaction, we apply an amount equal to the fair value (as determined by our Board of Directors) of the property so leased to the retirement of our Funded Indebtedness.

EVENTS OF DEFAULT

    An "Event of Default" is defined under the Indenture with respect to Debt Securities of any series as being:

    - our default in the payment of any installment of interest, when due, on any of the Debt Securities of such series and such default continues for a period of 30 days;

    - our default in the payment, when due, of the principal of (and premium, if any, on) any of the Debt Securities of such series (whether at maturity, upon redemption, upon acceleration or otherwise);

    - our default in the performance or observance of any other term, covenant or agreement contained in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than such series) for a period of 90 days after written notice, as provided in the Indenture;

    - the occurrence of certain events of bankruptcy, insolvency or reorganization; or

    - our failure to comply with any other covenant the noncompliance with which would specifically constitute an Event of Default with respect to Debt Securities of such series.

    If an Event of Default due to the default in payment of principal of, or interest on, any series of Debt Securities or due to the default in the performance of any covenants or agreements applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities, occurs and is continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series may then declare the principal of all Debt Securities of such series and interest accrued thereon to be due and payable immediately.

    If an Event of Default due to the default in the performance of any covenant or agreement in the Indenture applicable to all outstanding Debt Securities or due to certain events of bankruptcy, insolvency and reorganization occurs and is continuing, either the Trustee or the holders of 25% in principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal of all Debt Securities and interest accrued thereon to be due and payable immediately.

    Upon certain conditions such declarations of an Event of Default may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on the Debt Securities) by the holders of a majority in principal amount of the Debt Securities of such series (or all series, as the case may be) then outstanding.

    The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction may not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee is entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by acting in compliance with any such direction.

    We furnish to the Trustee annually a statement of certain of our officers to the effect that, to the best of their knowledge, we are not in default of the performance of the terms of the Indenture or, if they have knowledge that we are in default, specifying the default.

    The Indenture provides that no holder of Debt Securities of a series issued under the Indenture may institute any action against us under the Indenture (except actions for payment of overdue principal or interest) unless all of the following occurs:

    - the holder gives written notice to the Trustee of the continuing Event of Default;

    - the holders of at least 25% in aggregate principal amount of such series of Debt Securities make a written request to the Trustee to pursue the remedy;

    - such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability, or expense which may be incurred;

    - the Trustee does not comply with the request within 60 days after receiving the request and the offer of indemnity; and

    - during such 60 day period, the holders of a majority in aggregate principal amount of such series of Debt Securities do not give the Trustee a direction that is inconsistent with the request.

    The Indenture requires the Trustee to give all of the holders of outstanding Debt Securities of any series, notice of any default by us with respect to that series, unless the default has been cured or waived. Except in the case of a default in the payment of principal of (and premium, if any) or interest on any outstanding Debt Securities of that series or in the payment of any sinking fund installment, the Trustee is entitled to withhold such notice in the event the board of directors, the executive committee or a trust committee of directors or certain officers of the Trustee in good faith determines that withholding such notice is in the interest of the holders of the outstanding Debt Securities of that series.

DISCHARGE AND DEFEASANCE

    The Indenture will cease to be of further effect for Debt Securities of a series (except for certain obligations listed below) if:

    - we pay or cause to be paid the principal of and interest on all of the Debt Securities of such series as and when the same become due and payable;

    - all Debt Securities of such series previously authenticated and delivered are delivered by us to the Trustee for cancellation; or

    - the Debt Securities of such series will become due and payable, or by their terms, become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption; and

    - we irrevocably deposit in trust with the Trustee, cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. government obligations (which through the payment of interest and principal thereof in accordance with their terms will provide sufficient cash) or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the Trustee, to pay principal and interest on all Debt Securities of such series when due and payable and any mandatory sinking fund payments when due and payable and we also pay or cause to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of such series.

    The Trustee will execute documents acknowledging the satisfaction and discharge of the Indenture with respect to the Debt Securities of such series upon our presentation to the Trustee of certain officers' certificates and counsel opinions as provided under the Indenture.

    In addition to the discharge of the Indenture as described above, we will be deemed to have paid and discharged the entire indebtedness on all Debt Securities of a series (except for certain obligations listed below) on the 121st day after the irrevocable deposit described below if:

    - we irrevocably deposit in trust with the Trustee solely for the benefit of the holders of the Debt Securities of such series, cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. government obligations (which through the payment of interest and the principal thereof in accordance with their terms will provide sufficient cash) or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the Trustee, to pay the principal and interest on all Debt Securities of such series when due and payable and any mandatory sinking fund payments when due and payable;

    - such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

    - we have delivered to the Trustee an officers' certificate or an opinion of counsel satisfactory to the Trustee to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; and

    - we have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent for relating to the defeasance have been complied with and the opinion of counsel also states that such deposit does not violate applicable law.

    Our obligations under the Indenture for Debt Securities discharged in the manner described under the heading Discharge and Defeasance continue with respect to:

    - the rights of registration of transfer and exchange of Debt Securities of such series and our rights of optional redemption, if any;

    - the substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series;

    - the rights of holders of Debt Securities of such series to receive payments of principal and interest on the original stated due dates (but not upon acceleration) and the remaining rights of the holders to receive mandatory sinking funds payments, if any;

    - the rights and immunities of the Trustee under the Indenture;

    - the rights of the holders of the Debt Securities of such series with respect to the property deposited with the Trustee payable to all or any of them; and

    - our obligation to maintain certain offices and agencies with respect to the Debt Securities of such series.

MODIFICATION OF THE INDENTURE

    The Indenture provides that we may enter into supplemental indentures with the Trustee without the consent of the holders of Debt Securities to:

    - secure any Debt Securities;

    - evidence the assumption by a successor corporation of our obligations;

    - add covenants for the protection of the holders of the Debt Securities;

    - cure any ambiguity or correct any inconsistency in the Indenture;

    - establish the form or terms of Debt Securities of any series; and

    - evidence the acceptance of appointment by a successor trustee.

    The Indenture also contains provisions permitting us and the Trustee, with the consent of the holders of not less than a majority in principal amount of Debt Securities of all series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected, provided that we and the Trustee may not, without the consent of the holder affected thereby:

    - extend the final maturity of any Debt Security of such series;

    - reduce the principal amount of or interest on, any Debt Securities of such series;

    - change the currency in which the principal amount (including any amount in respect of original issue discount) or interest payable on any Debt Securities of such series is payable;

    - reduce the amount of any Debt Securities of such series, which is an original issue discount security, payable upon acceleration or provable in bankruptcy;

    - alter certain provisions of the Indenture relating to the Debt Securities of such series not denominated in U.S. dollars;

    - impair the right to institute suit for the enforcement of any payment on any Debt Securities of such series when due; or

    - reduce the above-stated percentage of outstanding Debt Securities of such series the consent of whose holders is necessary to modify or amend and to waive certain provisions of or defaults under the Indenture.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

    We may, without the consent of the Trustee or the holders of Debt Securities, consolidate or merge with, or convey, transfer or lease our properties and assets substantially as an entirety to any other corporation, provided that any successor corporation is a corporation organized under the laws of the United States of America or any state thereof and that such successor corporation expressly assumes all our obligations under the Debt Securities and that certain other conditions are met, and, thereafter, except in the case of a lease, we will be relieved of all obligations thereunder.

APPLICABLE LAW

    The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

    The Chase Manhattan Bank is the Trustee under the Indenture and is also the trustee under a prior indenture between us and The Chase Manhattan Bank. The Chase Manhattan Bank is one of a number of banks with which we and our subsidiaries maintain ordinary banking relationships and with which we and our subsidiaries maintain credit facilities.

                               GLOBAL SECURITIES

    We may issue the Debt Securities of any series in the form of one or more fully registered global Debt Securities (a "Global Security") that will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or its nominee. In that case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Securities. Unless and until the Depositary exchanges a Global Security in whole for Debt Securities in definitive registered form, the Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

    Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary of such Global Security ("participants") or persons that may hold interests through participants. Upon issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities represented by such Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such securities. Ownership of beneficial interest in such Global Security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interest in Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of all securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary for such Global Security and, if such person is not a participant, on the procedure of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a Global Security desires to give or to take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Global Security would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of us, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that the Depositary for any securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interest in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form registered in "street names," and will be the responsibility of such participants.

    If the Depositary for any securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and we do not appoint a successor Depositary within ninety days or an Event of Default has occurred and is continuing with respect to such Debt Securities, we will issue such securities in definitive form in exchange for such Global Security. In addition, we may at any time and in our sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, we will issue Debt Securities of such series in definitive form in exchange for the Global Securities or Securities representing such Debt Securities.

    Further, if we so specify with respect to the Debt Securities of a series, an owner of a beneficial interest in Global Securities representing such Debt Securities may, on terms acceptable to us and the Depositary for such Global Securities, receive such Debt Securities in definitive form. In any such instance, an owner of a beneficial interest in such Global Security will be entitled to have Debt Securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Debt Securities issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof and will be issued in registered form only without coupons.

                              PLAN OF DISTRIBUTION

    We may sell Offered Debt Securities:

    - through agents;

    - through underwriters;

    - through dealers; or

    - directly to purchasers (through a specific bidding or auction process or otherwise).

    Offers to purchase Debt Securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the Offered Debt Securities will be named, and any commissions payable by us to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "1933 Act"), of the Debt Securities so offered and sold. Agents may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the 1933 Act, and may be customers of, engaged in transactions with, or perform services for, us in the ordinary course of business.

    If an underwriter or underwriters are utilized in the sale of Offered Debt Securities, we will enter into an underwriting agreement with them at the time of sale to them and we will set forth in the Prospectus Supplement relating to such offering their names and the terms of our agreement with them. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain liabilities, including liabilities under the 1933 Act and such underwriters or their affiliates may be customers of, engage in transactions with, or perform service for, us in the ordinary course of business. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Offered Debt Securities.

    If underwriters are used to sell Offered Debt Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Debt Securities. Specifically, the underwriters may overallot. In addition, the underwriters may bid for, and purchase, Offered Debt Securities in the open market to cover syndicate short positions created in connection with the offering or to stabilize the price of the Offered Debt Securities. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Offered Debt Securities in the offering, if the syndicate repurchases previously distributed Offered Debt Securities in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Debt Securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    If any dealers are utilized in the sale of Offered Debt Securities, we will sell such Debt Securities to such dealers, as the principal. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. Dealers may be entitled, under agreements which may be entered into with us, to indemnification by us against certain liabilities, including liabilities under the 1933 Act and such dealers or their affiliates may be customers of, extend credit to, or engage in transactions with, or perform services for, us in the ordinary course of business. The name of each dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating to such offering.

    Offers to purchase Debt Securities may be solicited directly by us and sales thereof may be made by us directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating to such offering.

    Debt Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Debt Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the 1933 Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

    If so indicated in the Prospectus Supplement, we will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from us at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by us.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from our Current Report on Form 8-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    Any audited financial statements and schedules that we incorporate or that are deemed to be incorporated by reference into this Prospectus that are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents of these accountants filed with the SEC.

                                 LEGAL MATTERS

    The validity of the Debt Securities offered hereby have been passed upon on our behalf by McGrath, North, Mullin & Kratz, P.C., Omaha, Nebraska 68102.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 $1,500,000,000

                                     [LOGO]

                                 CONAGRA, INC.

                                 % NOTES DUE 2005
                                 % NOTES DUE 2010
                                 % NOTES DUE 2030

                       ---------------------------------

                    P R O S P E C T U S S U P P L E M E N T
                       ---------------------------------

                              MERRILL LYNCH & CO.

                             CHASE SECURITIES INC.

                              SALOMON SMITH BARNEY

                         BANC OF AMERICA SECURITIES LLC

                         BANC ONE CAPITAL MARKETS, INC.

                               J.P. MORGAN & CO.

                             ABN AMRO INCORPORATED

                                  BNP PARIBAS

                           DEUTSCHE BANC ALEX. BROWN

                                      HSBC

                      RBC DOMINION SECURITIES CORPORATION

                                 SCOTIA CAPITAL

                                 TD SECURITIES

                           WACHOVIA SECURITIES, INC.

                                          , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------